

November 21, 2013

Via E-mail
James R. Heslop, II
Executive Vice President and COO
Middlefield Banc Corp.
15985 East High Street
Middlefield , OH 44062-0035

      Re: Middlefield Banc Corp.
              Registration Statement on Form S-1
              Filed October 25, 2013
              File No. 333-191895
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 13, 2013
              Forms 10-Q for Fiscal Quarters Ended
              March 31, 2013, June 30, 2013 and September 30, 2013
              Filed May 9, 2013, August 7, 2013 and November 5, 2013
              File No. 000-32561

Dear Mr. Heslop:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus cover page

1. You disclose in the second risk factor on page 27 of your 10-K that bid prices for the company's common stock appear from time to time in the OTCQB under the symbol "MBCN." However, in the section headed "Market Price of and Dividends on the Registrant's Common Equity" you state that bid prices for such common stock are quoted from time to time in the "pink sheets," a quotation service for over-the-counter securities

maintained by Pink OTC Markets Inc., under the symbol "MBCN." With a view towards revised disclosure on this S-1 and in future filings, please tell us the specific tier of the OTC Markets Group that your common stock is quoted on and trades over. We may have further comments after reviewing your response and revised disclosure.

Risk Factors, page 2

2.   Add a risk factor that specifically discusses (and quantifies, where appropriate) the status of your compliance with state and Federal bank regulatory commitments and agreements you have entered into as of the most recent practicable date. Also, include an update on all material actions you have taken in response to such commitments and agreements and describe any material consequences on your operations and financial performance.

3.   Please add a risk factor that discusses, with some specificity, your current exposure to interest rate risks. We note that in your annual report, you disclosed that in an increasing rate environment, both your net portfolio value and net interest margin would decline. Make similar changes to the risk factors disclosure in future filings.

Selling Stockholder, page 9

4.   Please disclose whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a registered broker-dealer, state that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is not acceptable if the selling stockholder is a broker-dealer. If the selling stockholder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities in the ordinary course of business and had no agreements to distribute the securities at the time of purchase.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 23 Consent of Independent Registered Public Accounting Firm

5.   The staff notes your auditor's reference to registration statement (No. 333-5432) on Form S-8 should be No. 333-65432.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Exhibits 31.1 and 31.2

6.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have:
        • deleted the language "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from paragraph 4;

- deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d); and
- replaced the word "performing" with "fulfilling" in paragraph 5.

Please revise your certifications to comply with the Exchange Act Rules. This comment also applies to your subsequent Forms 10-Q for the quarter ended June 30, 2013 and September 30, 2013.

Exhibit 32

7.   Your Exhibit 32 certification presented in your March 31, 2013 Form 10-Q currently refers to the wrong date for the periodic report, referencing the period ending March 31, 2012. As such, please file a full and complete amendment to refer to the correct period in a newly signed and dated certification. In addition, please ensure that the certification is currently dated and refers to the Form 10-Q/A. This comment also applies to your subsequent Form 10-Q for the quarter ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Francis X. Grady, Esq.